LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 15, 2024
FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Listed Funds Trust (the “Trust”)
(File Nos.: 333-215588 and 811-23226)

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, Clough Hedged Equity ETF and Clough Select Equity ETF (each, a “Fund”, and together, the “Funds”), is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of each Fund into to two newly created series of Elevation Series Trust (“EST”) (Reg. Nos. 333-265972 and 811-23812). EST filed an initial registration statement for these newly created series on September 18, 2024 under Rule 485(a) (SEC Accession 0001999371-24-012105).

As discussed with Ms. Valerie Lithotomos and Mr. Ryan Sutcliffe of the SEC staff (“Staff”) on November 15, 2024, per the Staff’s suggestion the Trust is re-filing the Preliminary Proxy Statement on Schedule 14A under Form Type PREM14A that was previously filed on November 6, 2024 (SEC Accession 0000894189-24-006632) under Form Type PRE 14A. We hereby confirm that no changes have been made to the Preliminary Proxy Statement filed on November 6, 2024. Given these circumstances we would appreciate any efforts by the Staff to review the enclosed filing as soon as reasonably practicable.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Enclosures